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UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51548

MAIL RECEIVED FEB 28 2005 WASH. D.C. 213 SEC PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFBE Capital, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Walker Suite 1140
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alex Howard (713) 225-9580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway Suite 1000 (Address) Houston (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/05

OATH OR AFFIRMATION

I, Alex Howard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFBE Capital, LP, as of December, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOLA GALVAN
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
APRIL 6, 2005

Signature

Alex Howard General Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFBE CAPITAL, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

CONTENTS

Harper & Pearson Company Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

To the Partners
HFBE Capital, L.P.
Houston, Texas

We have audited the accompanying statements of financial condition of HFBE Capital, L.P. as of December 31, 2004 and 2003 and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFBE Capital, L.P. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 16, 2005

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

ASSETS

	2004	2003
Cash and cash equivalents	$ 27,375	$ 111,795
Accounts receivable	36,250	-
Investment in Westcreek HFBE Investments, L.P.	41,500	41,500
TOTAL ASSETS	$ 105,125	$ 153,295

LIABILITIES AND CAPITAL

	2004	2003
Accounts payable-affiliate	$ 11,000	$ 1
Partners' capital	94,125	153,294
TOTAL LIABILITIES AND CAPITAL	$ 105,125	$ 153,295

The accompanying notes are an integral part of the financial statements.

	2004	2003
Commissions	$ 488,093	$ 471,190
Management fee and administrative expense	453,867	377,323
Net income	$ 34,226	$ 93,867

The accompanying notes are an integral part of the financial statements.

	Limited Partners			General Partner	
	Alex Howard	Will Frazier	Don Barker	HFBE Capital GP LLC	Total
Balance - December 31, 2002	$ 56,473	$ 56,473	$ 56,473	$ 8	$ 169,427
Distributions	(36,666)	(36,667)	(36,666)	(1)	(110,000)
Net income	31,289	31,289	31,288	1	93,867
Balance - December 31, 2003	51,096	51,095	51,095	8	153,294
Distributions	(31,132)	(31,131)	(31,132)	-	(93,395)
Net income	11,409	11,408	11,409	-	34,226
Balance, December 31, 2004	$ 31,373	$ 31,372	$ 31,372	$ 8	$ 94,125

The accompanying notes are an integral part of the financial statements.

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 451,843	$ 471,190
Cash paid for management fees and expenses	(442,868)	(377,322)
Net cash provided by operating activities	8,975	93,868
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(93,395)	(110,000)
Net cash used in investing activities	(93,395)	(110,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(84,420)	(16,132)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	111,795	127,927
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 27,375	$ 111,795
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 34,226	$ 93,867
Increase in accounts receivable	(36,250)	-
Increase in accounts payable - affiliate	10,999	1
Net cash provided by operating activities	$ 8,975	$ 93,868

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – HFBE Capital, L.P. (a Texas limited partnership) ("the Partnership") located in Houston, Texas is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time. 80% of revenues in 2004 came from one customer. 77% of revenues in 2003 came from two customers.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the individual income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes.

Cash and Cash Equivalents – The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Investment in Limited Partnership - The investment in limited partnership is stated at management's estimate of fair value and cannot be publicly offered or sold. Changes in net unrealized appreciation or depreciation is credited or charged to operations.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B PARTNERSHIP AGREEMENT

The Partnership was formed October 1, 1998. The general partner of the Partnership is HFBE Capital GP LLC, and the limited partners were Donald Barker, Charles Elliott, William Frazier and Alex Howard.

Effective January 1, 2001, the Partnership purchased Charles Elliott's interest for $1,000. His remaining capital account was allocated among the other limited partners.

The general partner has an ownership interest of .0034% and the limited partners each has a 33.3322% interest.

NOTE B PARTNERSHIP AGREEMENT (CONTINUED)

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with Howard Frazier Barker Elliott, Inc. (HFBE), a company related through common ownership, whereby HFBE will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

HFBE will receive an incremental allocation services fee of $11,000 per month and a proportional allocation service fee equal to 85% of the monthly adjusted net operating income of the Partnership. The service fees may be waived by HFBE. Service fees and expense allocations for 2004 and 2003 were approximately $438,000 and $377,000, respectively.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2004 and 2003, or in the procedures followed in making the periodic computation required. At December 31, 2004 and 2003, the Partnership had net capital of $16,375 and $111,794 respectively, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .67 and zero at December 31, 2004 and 2003, respectively. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

NOTE E INVESTMENT IN WESTCREEK HFBE INVESTMENTS, L.P.

The Partnership has a 2.7326% limited partnership interest in Westcreek HFBE Investments, L.P., a Texas limited partnership. The partnership was formed to indirectly invest in an apartment complex in Houston, Texas. Net income, loss and distributions are allocated to the partners in accordance with their respective partnership interests. Fair market value of the investment is based upon the estimated value of the underlying properties. It is management's opinion that fair market value and cost continue to be approximately the same.

NOTE F CONCENTRATIONS AND CREDIT RISK

Credit Risk - The Partnership's bank balances, which were $27,375 and $111,795 at December 31, 2004 and 2003, respectively, are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Total partners' capital qualified for net capital	$ 94,125
Total capital and allowable subordinated liabilities	94,125
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(36,250)
Investment in associated partnership	(41,500)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	16,375
Haircuts on securities	-
Net capital	$ 16,375
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 733
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 11,375
Ratio: Aggregate indebtedness to net capital	.67 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

NET CAPITAL	
Total partners' capital qualified for net capital	$ 153,294
Total capital and allowable subordinated liabilities	153,294
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	-
Investment in associated partnership	(41,500)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	111,794
Haircuts on securities	-
Net capital	$ 111,794
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 106,794
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.

Harper & Pearson Company Certified Public Accountants
Professional Corporation

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 16, 2005

Partners
HFBE Capital, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of HFBE Capital, L.P. (the Partnership) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas